UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the Month of June 2026

Commission File Number 0-21218

Gilat Satellite Networks Ltd.

(Translation of registrant’s name into English)

Gilat House, 21 Yegia Kapayim Street

Daniv Park, Kiryat Arye, Petah Tikva 4913020, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

This Form 6-K is incorporated by reference into the Registrant’s Registration Statement (Form F-3 No. 333-266044) and Registration Statements (Form S-8 Nos. 333-180552, 333-187021, 333-204867, 333-210820, 333-217022, 333-221546, 333-223839, 333-231442, 333-236028, 333-253972, 333-255740, 333-264974, 333-278082, 333-286156, and 333-290006).

Entry into Purchase Agreement

On June 14, 2026, Wavestream Corporation (the “Buyer”), a Delaware corporation and a wholly-owned subsidiary of Gilat Satellite Networks Ltd. (the “Gilat”), entered into a Securities Purchase Agreement (the “Purchase Agreement”) with Comtech Telecommunications Corp., a Delaware corporation (“Comtech”), and the other parties named therein as Sellers (collectively with Comtech, the “Sellers”).

Pursuant to the Purchase Agreement, Buyer will purchase from the Sellers 100% of the shares of Comtech Satellite Network Technologies, Inc., Comtech Satellite Network Technologies, Corp., Comtech UK Holdings Limited and Comtech Systems, Inc., representing the Satellite & Space Communications segment of Comtech, excluding Comtech’s cyber and services business lines (“Comtech Satellite & Space Communications”), for a purchase price of $157.5 million, subject to adjustments (“Acquisition”). Upon the signing of the Purchase Agreement, Buyer paid the Sellers a cash purchase price advance payment of $10 million (the “Advance Payment”), with the remainder $147.5 million, subject to adjustments, payable in cash at closing.

The consummation of the Acquisition is subject to customary closing conditions, including, among others (i) the expiration or termination of any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder, (ii) the approval of the Committee on Foreign Investment in the United States; (iii) the Acquisition having not been enjoined or otherwise prohibited by any applicable law or any writ, decree, decision, consent, stipulation, award, order, judgment, injunction, temporary restraining order or other order of any governmental authority; (iv) the truth and correctness of the other party’s representations and warranties in the Purchase Agreement, subject in certain cases to a materiality or material adverse effect standard; and (v) performance, in all material respects, of the other party’s obligations in the Purchase Agreement required to be performed at or prior to the consummation of the Acquisition.  In addition, the consummation of the Acquisition by Buyer is subject to the absence of a “Company Material Adverse Effect” (as defined in the Purchase Agreement) with respect to Comtech Satellite & Space Communications.

Buyer and the Sellers have made customary representations, warranties and covenants in the Purchase Agreement. The Purchase Agreement contains certain customary termination rights for the parties, as well as the ability to terminate the Purchase Agreement if the Acquisition is not consummated within 12 months after the date of the Purchase Agreement, which each party may extend for an additional three months if the parties are awaiting regulatory approval. In the event the Purchase Agreement is terminated because required regulatory approvals are not obtained, the Sellers shall not be required, in certain cases, to return the Advance Payment.

This summary of the principal terms of the Purchase Agreement is intended to provide information regarding certain key terms of the Purchase Agreement and are not intended to modify or supplement any factual disclosures about Gilat or Buyer in its public reports filed with the Securities and Exchange Commission. In particular, this summary is not intended to be, and should not be relied upon as, disclosures regarding any facts and circumstances relating to the Gilat, Buyer, Comtech or Comtech Satellite & Space Communications or their respective affiliates.

Press Release

Gilat issued a press release on June 15, 2026 announcing the execution of the Purchase Agreement. A copy of the press release is filed as Exhibit 99.1 hereto and incorporated herein by reference.

Cautionary Language Concerning Forward-Looking Statements

This report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and can generally be identified by the use of forward-looking terminology such as “estimate,” “project,” “intend,” “expect,” “believe,” “anticipate,” “plan,” “may,” “will,” “seek,” “could,” “should,” or similar expressions. These forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements of Gilat to differ materially from those expressed in, or implied by, such statements. These risks and uncertainties include, among others, the ability of the parties to complete the proposed transaction in a timely manner or at all; the satisfaction of conditions to closing, including the receipt of required regulatory approvals on expected terms, in a timely manner or at all; the potential impact of the announcement or pendency of the proposed transaction on the ability of Gilat and Comtech’s Satellite & Space Communications business to retain and hire key personnel, maintain relationships with customers, suppliers and other business partners, and operate their respective businesses; risks that Gilat will not be able to achieve the post-closing projected revenue and projected Adjusted EBITDA; disruption to current plans and operations as a result of the proposed transaction or its announcement; risks that the acquired business will not be integrated successfully into Gilat’s operations; risks that Gilat may not realize the anticipated benefits, synergies or growth opportunities from the transaction, including cost synergy opportunities from cross-selling, operational efficiencies, and scale benefits across the combined organizations; changes in general economic, market and business conditions; failure to maintain market acceptance of Gilat’s products; failure to timely develop and introduce new technologies, products and applications; rapid changes in the markets in which Gilat operates; increased competition, loss of market share or pressure on prices; loss of key OEM partners; inability to attract and retain qualified personnel; inability to protect proprietary technology; and risks associated with Gilat’s international operations and its location in Israel, including those arising from regional military conflicts and geopolitical instability. For additional information regarding these and other risks and uncertainties, please refer to Gilat’s filings with the U.S. Securities and Exchange Commission. Gilat undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.

By:	/S/ Doron Kerbel
Name:	Doron Kerbel
Title:	Chief Legal Officer & Corporate Secretary

Date:	June 15, 2026

Exhibit Index

99.1 Press release, dated June 15, 2026, titled “Gilat to Acquire Comtech’s Satellite & Space Communications Segment, Creating a Leading Provider of Advanced Defense and Satellite Communications Solutions”.